June 11, 2026

Shufang Gao
Chief Executive Officer
Tianci International, Inc.
Unit 1109, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui,
Kowloon, Hong Kong

        Re: Tianci International, Inc.
            Registration Statement on Form S-1
            Filed June 2, 2026
            File No. 333-296417
Dear Shufang Gao:
     We have conducted a limited review of your registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors, page 17

1. Please add a risk factor that specifically addresses the Share Combination Event adjustment provision in the Common Warrants. The risk factor should explain: (1) the mechanics of the Share Combination Event adjustment, (2) the interaction between this provision and the Company's existing stockholder-approved authority to effect further reverse stock splits at a ratio of up to 1-for-250, including the potential for a significantly reduced exercise price and a significantly increased number of shares issuable upon exercise following any such further reverse stock split, and 3) to the extent practicable, the potential impact on the number of shares issuable under the Common Warrants if a further reverse stock split is conducted at various ratios within the approved range.
 June 11, 2026
Page 2
2. We note that the Common Warrants contain an anti-dilution provision pursuant to which the exercise price will be reduced to the New Issuance Price upon a Dilutive Issuance, subject to a floor equal to 20% of the Nasdaq Minimum Price, and a Share Combination
       Event adjustment pursuant to which the exercise price will be reduced following any reverse stock split, with a corresponding increase in the number of shares issuable. Please revise the risk factor section to address the potential impact of these provisions on dilution to existing stockholders. To the extent practicable, please quantify the potential dilutive impact of a downward adjustment to the exercise price, including a scenario in which the exercise price is reduced to the floor price of 20% of the Nasdaq Minimum Price. Refer to
       Item 506 of Regulation S-K.

Use of Proceeds, page 29

3. Information provided throughout your registration statement assumes that you will receive the full amount of the offering. Given that this is a best-efforts, no minimum offering,
       please revise the prospectus   including the prospectus summary,
dilution and use of
       proceeds sections   to show the impact of receiving proceeds at varying
levels, e.g., 10%,
       25%, 50%, 75% and 100% of the securities being sold. Describe any material changes in the use of proceeds if all of the securities being registered on your registration statement are not sold.

Lock-Up Agreements, page 46

4. We note an internal inconsistency in the lock-up disclosure. The "Lock-Up Agreements"
       section states that the lock-up restrictions will be in effect for a period of three months after the closing of the offering, and also states that such shares will be subject to lock-up for a period of six months following closing of the offering. Please revise the prospectus to reconcile this inconsistency throughout the document and confirm the correct lock-up period with the Placement Agent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
       Please contact Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
 June 11, 2026
Page 3
cc:   Grace Bai